UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 10)1

Microwave Filter Company, Inc.
(Name of Issuer)

Common Stock, par value $.10 per share
(Title of Class of Securities)

595176108
(CUSIP Number)

PAUL D. SONKIN
HUMMINGBIRD MANAGEMENT, LLC
575 Madison Avenue - 9th Floor
New York, New York 10022
212-750-7117
psonkin@hummingbirdvalue.com
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON HUMMINGBIRD VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON TARSIER NANOCAP VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON HUMMINGBIRD CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON HUMMINGBIRD MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON PAUL D. SONKIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,587
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,587
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 595176108

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”).  This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On June 26, 2013, Hummingbird Value Fund, L.P. (“Hummingbird Value”) and Tarsier Nanocap Value Fund, L.P. (“Tarsier”) each made a pro rata, in-kind distribution of all of their respective Shares in the Issuer to the partners of Hummingbird Value and Tarsier for no additional consideration. As a result of these in-kind distributions, Paul D. Sonkin is the direct and beneficial owner of 3,587 Shares.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c),(e) are hereby amended and restated follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,585,161 Shares outstanding as of May 1, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2013, filed with the Securities and Exchange Commission on May 14, 2013.

A.	Hummingbird Value

a.	As of the close of business on the date hereof, Hummingbird Value beneficially owned 0 Shares; constituting 0% of the Shares outstanding.

b.	0 for each of the following:

i.	Sole power to vote or direct vote

ii.	Shared power to vote or direct vote

iii.	Sole power to dispose or direct the disposition

iv.	Shared power to dispose or direct the disposition

c.	The transactions in the Shares by Hummingbird Value during the last 60 days are as follows: disposed of 148,178 Shares on June 26, 2013 as described in Item 4 above.

d.	Intentionally omitted

e.	On June 26, 2013, Hummingbird Value ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

B.	Tarsier

a.	As of the close of business on the date hereof, Tarsier beneficially owned 0 Shares; constituting 0% of the Shares outstanding.

CUSIP NO. 595176108

b.	0 for each of the following:

i.	Sole power to vote or direct vote

ii.	Shared power to vote or direct vote

iii.	Sole power to dispose or direct the disposition

iv.	Shared power to dispose or direct the disposition

c.	The transactions in the Shares by Tarsier during the last 60 days are as follows: disposed of 200,017 Shares on June 26, 2013 as described in Item 4 above.

d.	Intentionally omitted

e.	On June 26, 2013, Tarsier ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

C.	Hummingbird Capital, LLC (“Hummingbird Capital”)

a.	As of the close of business on the date hereof, Hummingbird Capital beneficially owned 0 Shares; constituting 0% of the Shares outstanding.

b.	0 for each of the following:

i.	Sole power to vote or direct vote

ii.	Shared power to vote or direct vote

iii.	Sole power to dispose or direct the disposition

iv.	Shared power to dispose or direct the disposition

c.
Hummingbird Capital has not entered into any transactions in the Shares in the last 60 days. As the general partner of each of Hummingbird Value and Tarsier, the transactions in the Shares by Hummingbird Value and Tarsier in the last 60 days are incorporated herein by reference.

d.	Intentionally omitted

e.	On June 26, 2013, Hummingbird Capital ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

D.	Hummingbird Management, LLC (“Hummingbird Management”)

a.	As of the close of business on the date hereof, Hummingbird Management beneficially owned 0 Shares; constituting 0% of the Shares outstanding.

b.	0 for each of the following:

i.	Sole power to vote or direct vote

ii.	Shared power to vote or direct vote

iii.	Sole power to dispose or direct the disposition

iv.	Shared power to dispose or direct the disposition

CUSIP NO. 595176108

c.
Hummingbird Management has not entered into any transactions in the Shares in the last 60 days. As the investment manager of each of Hummingbird Value and Tarsier, the transactions in the Shares by Hummingbird Value and Tarsier in the last 60 days are incorporated herein by reference.

d.	Intentionally omitted

e.	On June 26, 2013, Hummingbird Management ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

E.	Paul D. Sonkin

a.	As of the close of business on the date hereof, Mr. Sonkin beneficially owned 3,587 Shares; constituting less than 1% of the Shares outstanding.

b.	As follows:

i.	Sole power to vote or direct vote: 3,587

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 3,587

iv.	Shared power to dispose or direct the disposition: 0

c.
The transactions in the Shares by Mr. Sonkin during the last 60 days are as follows: acquired 3,587 Shares on June 26, 2013 as a result of the in-kind distributions by Hummingbird Value and Tarsier. As the managing member of each of Hummingbird Value and Tarsier, the transactions in the Shares by Hummingbird Value and Tarsier in the last 60 days are incorporated herein by reference.

d.	Intentionally omitted

e.	On June 26, 2013, Mr. Sonkin ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

CUSIP NO. 595176108

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2013	HUMMINGBIRD VALUE FUND, L.P.

	By:	Hummingbird Capital, LLC its General Partner

	By:	/s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

TARSIER NANOCAP VALUE FUND, L.P.

By:	Hummingbird Capital, LLC its General Partner

By:	/s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

HUMMINGBIRD CAPITAL, LLC

By:	/s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

HUMMINGBIRD MANAGEMENT, LLC

By:	/s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

/s/ Paul D. Sonkin
PAUL D. SONKIN